Exhibit 99.1

STANTEC INC.
2008 THIRD QUARTER REPORT
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008, AND 2007

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape  architecture, surveying, environmental sciences, project management, and project economics for infrastructure  and facilities projects. Continually striving to balance economic, environmental, and social responsibilities,  we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support  public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at  every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the roadways we travel, the buildings we visit,  the industries in which we work, and the neighborhoods we call home.

Our services are offered through approximately 9,000 employees operating out of more than 150 locations  in North America. Stantec trades on the TSX  and NYSE under the symbol STN.

Stantec is One Team providing Infinite Solutions.

Report to Shareholders

Third Quarter 2008 Financial Highlights
•	Third quarter operating performance reached a new record prior to a write-down of intangibles and goodwill due to current market conditions.
•
During the quarter, we recorded a $5.4 million charge to income based on the results of our annual impairment review of intangible assets. The review concluded that intangible assets relating to certain client relationships acquired as part of The Keith Companies, Inc. transaction were not fully recoverable. This non-cash charge decreased our diluted earnings per share by $0.05.

•
During the quarter, we recorded a $53.0 million potential impairment to goodwill due to current market conditions and uncertainties arising from overall economic conditions in our US reporting units. This non-cash charge decreased diluted earnings per share by $1.16.

•	The intangible and goodwill impairment charges are non-cash in nature and do not affect our liquidity, cash flows from operating activities, or debt covenants or impact future operations.
•
Excluding the impacts of the impairment charges, our financial results for the quarter reached record levels, with cash flows from operating activities of $54.6 million. Our net income would have been $25.1 million for the quarter or $64.1 million on a year-to-date basis, with diluted earnings per share being $0.55 for the quarter or $1.39 year to date.

•
For the third quarter of 2008, gross revenue increased 47.7% to $347.6 million compared to $235.3 million for the third quarter of 2007. Net revenue increased 39.7% to $289.2 million compared to $207.0 million. Reported net loss was $30.0 million compared to net income of $17.4 million. Diluted earnings per share were a loss of $0.66 compared to diluted earnings per share of $0.38.

•
On a year-to-date basis, gross revenue increased 41.1% to $982.7 million compared to $696.3 million over the first nine months of 2007. Net revenue increased 35.5% to $833.1 million compared to $615.0 million. Reported net income was $9.0 million compared to $50.3 million. Diluted earnings per share were $0.20 compared to $1.09.

Our record operating performance during the quarter is a reflection of our ability to adapt to changing market conditions as well as continuing validation of the strength of our business model. Because the model is based on diversifying our work in different geographic regions and practice areas, with a good balance between public and private sector clients, it generally enables us to offset decreased demand for services in one area by increased demand for services in another area. In addition, our focus on operating effectively and efficiently and managing our accounts receivable and work in progress assets has helped us improve our operations. Although current market conditions have necessitated the write-down of certain intangibles and a portion of our goodwill, these non-cash charges do not impact our current or future operations.

New projects awarded during the third quarter illustrate the diversity of our practice—and clients—throughout North America and internationally. In the Buildings area, we secured major projects in our three focus sectors: healthcare, airports, and higher education. For example, we were contracted to provide integrated architecture, engineering, and sustainability consulting services for the development of a series of new subacute care hospitals at state correctional facilities in California. With the first facilities scheduled for completion in 2011, the projects are targeted to achieve, at minimum, Leadership in Energy and Environmental Design (LEED) Silver certification. In Edmonton, Alberta, we were chosen to serve as the prime consultant—providing architectural design and structural, mechanical, and electrical engineering—for a terminal building expansion at Edmonton International Airport. The four-year project will involve 40,000 square metres (430,600 square feet) of new floor space, including retail concessions, and target LEED certification at a level to be determined. We were also awarded contracts to design Phase 1 of the

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Science and Technology Centre at Mount Royal College in Calgary, Alberta, which will target a minimum LEED Silver rating, and a 4,650-square-metre (50,000-square-foot) expansion of the college’s Centre for Continuous Learning, a facility which we originally helped to achieve LEED Gold certification in 2006. The expansion project will also pursue a LEED Gold rating.

In the Environment area, we continue to secure new work in environmental remediation. During the third quarter, we were awarded a contract to design a subgrade barrier wall to limit groundwater contamination in the event of an accidental release of fuel at Honolulu International Airport in Hawaii. The project also involves the assessment and recovery of a previous fuel release near the airport, uphill from the Ke’ehi Lagoon off the Pacific Ocean. Project awards in the environmental infrastructure sector included an assignment to complete sewer system evaluation surveys in four neighborhoods in Toledo, Ohio, as part of the Toledo Waterways Initiative. Covering roughly 213,000 linear feet (64,900 linear metres) of sanitary, combined, and storm sewers, the evaluations will involve smoke and dye testing, inspection of over 1,300 manholes and catch basins, hydraulic analysis, and a cost-effective analysis to determine whether to remove sources of infiltration/inflow, convey and treat excess flows, or employ a combination of these alternatives. In addition, we were contracted to provide project management and engineering design services for decommissioning and replacing one existing wastewater treatment plant, as well as upgrading another existing plant, at an oil sands site in northern Alberta. The new plant will use ceramic membrane technology, the first to do so in Canada, and incorporate ultraviolet disinfection and non-chlorine-based residual disinfection to allow the treated wastewater to be recycled in the process.

In the Industrial area, we continue to provide engineering services to Total E&P Canada Ltd. in support of infrastructure development for the Athabasca bitumen-processing facility in northern Alberta. The most recent assignment includes the design of systems for water supply and disposal, sulphur and propane load out, and coke handling. We are also completing the building design of an administration facility, maintenance shop, fire hall, control building, laboratory, warehouse, and three operation shelters at the site.

In the Transportation area, we were chosen to perform biennial and interim inspections of 500 bridges, with 3,250 bridge spans, across New York City for the New York State Department of Transportation. The 500 structures include viaducts and overpasses over major arterial highways such as the Long Island Expressway, local street bridges over railroads and railroad yards, and major crossings over waterways. In addition, the New Jersey Department of Transportation selected our Transportation team to complete the final design of roadway improvements along 1.5 miles (2.4 kilometres) of Route 46 and Route 3, including four interchanges, five new bridges, a bridge superstructure replacement, 29 retaining walls, four noise barriers, three new roundabouts, traffic signals, and major utility relocations. In Red Deer, Alberta, we were contracted to provide preliminary and detailed design along with construction management services for the North Highway Connector project, which will form part of the city’s new ring road and include a new interchange, intersection, bridge crossing, and wildlife corridor crossing. And we secured several contracts to provide engineering services for runway safety improvements and rehabilitations at airports in Fredericton, New Brunswick; Claremont, New Hampshire; and Houlton, Dexter, and Greenville, Maine.

Finally, project awards in the Urban Land area reflected our increased focus on the non-residential segment of the market, where we currently generate about 40% of our business. For example, we secured an assignment to provide engineering services for a streetscape improvement plan spanning five miles (eight kilometres) of a central corridor in North Charleston, South Carolina. The project will involve relocating all overhead power lines as well as developing a landscaped median, new asphalt lanes, curbs and gutters, storm drainage, sidewalks, crosswalks, signage, lighting, landscaping, irrigation, and site furnishings. During the quarter, we were also contracted to design the third phase—21 blocks—of a streetscape project in downtown Newark, New Jersey, complementing our work on the first and second phases. The design

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elements will include granite curbing and median planters, decorative lighting and traffic signals, and other ornamental features.<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

I believe that the third quarter of 2008 was very productive and indicative for our Company, delivering strong performance in a challenging economic climate. Our performance continues to illustrate how we adapt to changing market conditions. With dedicated employees and a diverse business model, we are confident that we can remain stable and profitable going forward.

Tony Franceschini, P.Eng.
President & CEO
October 24, 2008

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MANAGEMENT’S DISCUSSION AND ANALYSIS

October 24, 2008

This Management’s Discussion and Analysis of Stantec Inc.’s operations and cash flows for the quarter ended September 30, 2008, should be read in conjunction with our Company’s unaudited interim consolidated financial statements and related notes for the quarter ended September 30, 2008, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2007 Financial Review, and the Report to Shareholders contained in our 2008 Third Quarter Report. Unless otherwise indicated, all amounts shown below are in Canadian dollars. We continue to use the same accounting policies and methods as those used in 2007 except for the adoption of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, “Capital Disclosures”; Section 3862, “Financial Instruments—Disclosures”; and Section 3863, “Financial Instruments—Presentation.” A description of these new standards and their impact on our financial position or results of operations is detailed in note 1 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2008, and in the Critical Accounting Estimates, Developments, and Measures section below. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goal in the Visions, Core Business, and Strategy section and of our annual targets and expectations for our practice areas in the Results (under the Gross and Net Revenue subheading) and Outlook sections, and may be contained in filings with security regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2008 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations or for the Canadian or US economies.

We provide a financial outlook (a type of forward-looking statement) for our business in the Vision, Core Business, and Strategy; Results (under the Gross and Net Revenue subheading); and Outlook sections below in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Risks
Future outcomes relating to the forward-looking statements in this report may be influenced by many factors, including, but not limited to, the following material risks.

Operating Risks
•	If we experience delays and/or defaults in customer payments, we could suffer liquidity problems or be unable to recover our expenditures.

•	The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

•	Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

•	If we are unable to engage qualified subconsultants, we may lose projects, revenue, and clients.

•
We bear the risk of cost overruns in a significant number of our contracts; thus, we may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

•	We may have difficulty in attracting and retaining qualified staff, which may affect our reputation in the marketplace and restrict our ability to implement our business strategy.

•	Our insurance may not cover all claims for which we may be liable, and expense related to insurance coverage may adversely impact our profitability.

Market Risks

•	Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects.

•	A portion of our revenue is derived from clients in the real estate industry; consequently, our business could suffer materially if there were a downturn in the real estate market.

•	The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.

•	We derive significant revenue from contracts with government agencies; thus, any disruption in government funding or in our relationship with those agencies could adversely affect our business.

•	Because we report our results in Canadian dollars and a substantial portion of our revenue and expenses is recorded in US dollars, our results are subject to currency exchange risk.

Growth and Acquisition Integration Risks

•
Goodwill and other intangible assets acquired as a result of our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and other intangible assets, which could have a material adverse effect on our earnings. Refer to the discussion in the Results section (under the Goodwill and Intangible Assets subheading) below.

•	We or an acquired entity may experience difficulties in integrating the acquired entity’s business into our existing operations and so may not realize the anticipated benefits of the acquisition.

•	We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.

•	Uncertainties associated with an acquisition or merger or with Stantec as a new owner may cause an acquired entity to lose customers.

•	Uncertainties associated with an acquisition may cause a loss of employees.

These and other factors may cause our Company’s actual performance to differ materially from that presented in forward-looking statements. For more information on how these factors could affect our results, refer to the Risk Factors section in our 2007 Financial Review.

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian and US economies in 2008 and its effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2008 are listed in the Outlook section of our 2007 Financial Review. The following information updates and, therefore, supersedes these assumptions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

In establishing our level of future cash flows, we assumed that the Canadian dollar would trade at parity with the US dollar in 2008, along with an average interest rate of 6.1%. At September 30, 2008, the Canadian dollar closed at US$0.94, and the average interest rate on our revolving credit facility was 3.96%. In establishing our effective tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2008 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate prior to the goodwill impairment noted below would have been 29.6%.

In our 2007 Financial Review, we indicated that, according to the Canada Mortgage and Housing Corporation (CMHC), single detached housing starts in Canada were expected to decrease by 8.1% to 107,500 units in 2008. In the third quarter of 2008, the CMHC revised its forecast to, and we assumed, a decrease of 17.7% to 97,925 units. In October 2008, the Conference Board of Canada revised its forecasted GDP growth to 0.8% from 1.7% in the second quarter of 2008 due to the impact of the economic slowdown in the United States and the value of the Canadian dollar.

In our 2007 Financial Review, we indicated that, according to the US Congressional Budget Office in its Budget and Economic Outlook, the US GDP was expected to grow by 1.7% in 2008. However, in a September 2008 update, the US Congressional Budget Office forecasted that the US GDP will grow by only 1.5% in 2008.

In our 2007 Financial Review, we also indicated that, according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of single-family housing starts were expected to bottom out at around 780,000 units in 2008. In October 2008, this forecast was revised to 500,000 units, with the bottom out occurring in the first quarter of 2009.

We have not relied on projections for 2009 and 2010, including any noted in our 2007 Financial Review, to make assumptions regarding any forward-looking statements in this report.

We establish outlooks for each of our practice areas in the Results section of this Management’s Discussion and Analysis. In establishing the outlook for the Buildings practice area, we assumed that the public sector in Alberta, British Columbia, and Ontario will continue to secure opportunities due to trending in these provinces toward public-private partnership (P3) projects. In establishing the outlook for the Environment practice area, we assumed that our project backlog will remain at its current level. In establishing the outlook for the Industrial practice area, we assumed that the current level of opportunities in the oil and gas industry will continue to the end of 2008 and that opportunities will grow in the life sciences industries. (This outlook could be impacted by the current fluctuation in the price of oil.) In establishing our outlook for the Transportation practice area, we assumed that funding for transportation, especially roadway projects, will remain stable for the remainder of 2008. In establishing the outlook for the Urban Land practice area, we assumed a continued decline in single-family housing starts in the United States and a decline in single detached housing starts in Canada for Q4 08. To make our assumptions regarding housing starts in Canada and the United States, we consulted the CMHC and NAHB.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of October 24, 2008, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2008, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

VISION, CORE BUSINESS, AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics for infrastructure and facilities projects. Through multidiscipline service delivery, we support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond. Our goal is to become a top 10 global design and consulting

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

services firm, and our focus is providing professional services in the infrastructure and facilities market principally on a fee-for-service basis. To achieve our objective, we must expand the depth and breadth of our services, which will result in growth. We intend to continue to pursue a prudent growth plan. Our vision, core business, and strategy and the key performance drivers and capabilities required to meet our goals have not changed in Q3 08 from those described in our 2007 Financial Review.

RESULTS

Overall Performance

Highlights for Q3 08

During the quarter, we conducted our annual goodwill and intangible asset impairment tests. Due to the recent fluctuations in the market and the uncertainties arising from overall economic conditions, step one of our goodwill impairment test indicated that an impairment to goodwill may exist since the fair value of our US reporting units fell below their carrying value. We are now in the process of completing step two of the impairment test, in which we determine the fair value of goodwill in the same manner as if we had acquired the reporting units as of the date of the assessment. Based on our analysis, we recorded an estimated $53.0 million impairment to goodwill. Due to uncertainty and changes in expected financial results or other underlying assumptions, these estimates are subject to measurement uncertainty. We will complete a further analysis of fair values in the fourth quarter and record any adjustments to our estimate at December 31, 2008. This non-cash charge decreased our Q3 08 diluted earnings per share by $1.16.

During the quarter, we also recorded a $5.4 million impairment charge to income based on the results of our annual impairment review of intangible assets. The review concluded that intangible assets relating to certain client relationships were not fully recoverable. The impairment primarily reflected the financial distress experienced by specific clients in relation to The Keith Companies, Inc. acquisition. This non-cash charge decreased our diluted earnings per share by $0.05.

The goodwill and intangible impairment charges are non-cash in nature and do not affect our liquidity, cash flows from operating activities or debt covenants and will not impact future operations.. Without the negative impact of the $58.4 million goodwill and intangible impairment charges, our financial results for the quarter were strong, with cash flows from operating activities of $54.6 million. Our net income would have been $25.1 million for the third quarter of 2008 or $64.1 million on a year-to-date basis, with diluted earnings per share of $0.55 for the quarter or $1.39 year to date.

The following table summarizes key financial data for the third quarter of 2008 and 2007 and for the first three quarters of 2008 and 2007:

	Quarter ended September 30				Three quarters ended September 30
(In millions of Canadian dollars, except per share amounts)	2008	2007	Change $	Change %	2008	2007	Change $	Change %

Gross revenue	347.6	235.3	112.3	47.7%	982.7	696.3	286.4	41.1%
Net revenue	289.2	207.0	82.2	39.7%	833.1	615.0	218.1	35.5%
Net income (loss)	(30.0)	17.4	(47.4)	n/m	9.0	50.3	(41.3)	n/m
Earnings per share – basic	(0.66)	0.38	(1.04)	n/m	0.20	1.11	(0.91)	n/m
Earnings per share – diluted	(0.66)	0.38	(1.04)	n/m	0.20	1.09	(0.89)	n/m
Cash flows from operating activities	54.6	18.3	36.3	n/a	55.9	35.9	20.0	n/a
Cash flows used in investing activities	(28.8)	(12.1)	(16.7)	n/a	(128.6)	(61.7)	(66.9)	n/a
Cash flows from (used in) financing activities	(38.2)	(16.7)	(21.5)	n/a	72.1	9.8	62.3	n/a
n/ m = not meaningful
n/a = not applicable

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

In our 2007 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal 2008. The following is an indication of our progress toward these targets:

Measure	2008 Expected Range	Actual to Q3 08 YTD	Performance

Net debt to equity ratio (note 1)	At or below 0.5 to 1	0.45	✓
Return on equity (note 2)	At or above 14%	6.1%	X
Net income as % of net revenue	At or above 6%	1.1%	X
Gross margin as % of net revenue	Between 55 and 57%	55.7%	✓
Administrative and marketing expenses as % of net revenue	Between 41.5 and 43.5%	40.6%	✓
Effective income tax rate	Between 29 and 31%	74.3%	X

The above table contains forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.
note 1: Net debt to equity ratio is calculated as long-term debt plus current portion of long-term debt less cash and cash held in escrow, all divided by shareholders’ equity.
note 2: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of these quarters.
✓ Meeting or exceeding target
X Not meeting target

Before recording the $53.0 million estimate for the potential impairment to goodwill, we were meeting or exceeding all the above targets, with a 17.4% return on equity, a 7.4% net income as a percentage of net revenue, and a 29.6% effective income tax rate.

The following highlights other key activities and initiatives that occurred in the third quarter ended September 30, 2008, and subsequent to the quarter-end:

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Gross revenue increased 47.7% from $235.3 million in Q3 07 to $347.6 million in Q3 08 and 41.1% from $696.3 million year to date in 2007 to $982.7 million year to date in 2008; net income decreased from $17.4 million in Q3 07 to $(30.0) million in Q3 08 and from $50.3 million year to date in 2007 to $9.0 million year to date in 2008; and diluted earnings per share decreased from $0.38 in Q3 07 to $(0.66) in Q3 08 and from $1.09 year to date in 2007 to $0.20 year to date in 2008. Excluding the impact of the non-cash charges for goodwill and intangible asset impairment reflected in the third quarter, our operating results demonstrated continuing strength as compared to 2007 as well as the ability of our business model to adapt to changing market conditions throughout North America. Continued weakness in the residential land market and the general economic slowdown in the United States during the quarter contributed to a decrease in revenue in our Urban Land practice area compared to Q3 07. This decrease was offset by an increase in revenue in our other practice areas, particularly Environment, Industrial, and Buildings. Compared to Q3 07, our Q3 08 results were

▪	Positively impacted by a reduction in our administrative and marketing expenses as a percentage of net revenue from 41.1% to 39.2%

▪
Negatively impacted by a reduction in our gross margin percentages from 56.2% to 56.0%, an increase in our amortization of intangibles of $2.1 million, and an increase in interest expense of $1.5 million

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On July 2, 2008, we acquired the shares and business of McIntosh Engineering Holdings Corporation (McIntosh), adding over 200 staff. The acquisition of this firm provided us with a more visible presence in the mining sector and expanded our operations in Tempe, Arizona, and Sudbury and North Bay, Ontario.

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During the third quarter of 2008, as provided for in our revolving credit facility agreement, we increased our credit facility limit to $300 million from $250 million and extended the maturity date to August 31, 2011, while maintaining the same pricing terms and conditions. In addition, we entered into a US$100 million interest rate swap agreement that has

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

the effect of converting the variable interest obligation associated with US$100 million of the credit facility into a fixed interest rate of 3.43%, plus an applicable basis points spread, until September 3, 2010.

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During the quarter, Don Wilson, our senior vice president and chief financial officer (CFO), announced that he will retire from his role on December 31, 2008. Dan Lefaivre, currently our vice president of Finance & Treasury, will assume the CFO role effective January 1, 2009. Mr. Lefaivre, a certified management accountant, joined Stantec in 1990 and has assumed various financial positions during his career with the Company. He has been an integral part of numerous acquisitions, conversion activities, financing activities, and the integration of business systems.

Balance Sheet

Our shareholders’ equity increased by $21.0 million during the first three quarters of 2008 due mainly to $9.0 million in net income, a $14.0 million change in other comprehensive income, and $3.3 million in stock-based compensation expense, offset by $6.4 million from shares repurchased under our normal course issuer bid. Our other comprehensive income or loss represents unrealized foreign exchange gains and losses when translating our investment in self-sustaining US subsidiaries and investments held for self-insured liabilities into Canadian dollars.

Our total liabilities increased by $152.6 million from December 31, 2007. This increase was mainly due to our revolving credit facility increasing from $52.1 million at December 31, 2007, to $160.7 million at September 30, 2008, in order to finance operations and acquisition activities during the first three quarters. In addition, our notes payable increased by $25.4 million from December 31, 2007, due to acquisition activities.

Our total assets increased by $173.6 million from December 31, 2007. This increase was due mainly to increases in accounts receivable, cost and estimated earnings in excess of billings, property and equipment, goodwill, and intangible assets arising from the acquisitions completed in the first and third quarters of 2008, offset by a $58.4 million goodwill and intangible asset impairment charge recorded in the third quarter. In addition, the carrying value of the assets and liabilities of our US subsidiaries on our consolidated balance sheets was positively impacted by the weakening of the Canadian dollar from US$1.01 at December 31, 2007, to $0.94 at September 30, 2008.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results in Q3 08 compared to the same period last year:

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Quarter ended September 30	Three quarters ended September 30
% of Net Revenue	% Increase (decrease)*	% of Net Revenue	% Increase (decrease)*
2008	2007	2008 vs. 2007	2008	2007	2008 vs. 2007
Gross revenue	120.2%	113.7%	47.7%	118.0%	113.2%	41.1%
Net revenue	100.0%	100.0%	39.7%	100.0%	100.0%	35.5%
Direct payroll costs	44.0%	43.8%	40.1%	44.3%	43.6%	37.6%
Gross margin	56.0%	56.2%	39.4%	55.7%	56.4%	33.8%
Administrative and marketing expenses	39.2%	41.1%	33.4%	40.6%	41.9%	31.5%
Depreciation of property and equipment	2.2%	2.3%	35.4%	2.2%	2.1%	42.7%
Amortization of intangible assets	1.0%	0.4%	262.5%	1.0%	0.4%	211.5%
Impairment of goodwill and intangible assets	20.2%	0.0%	100.0%	7.0%	0.0%	100.0%
Net interest expense	0.6%	0.2%	375.0%	0.7%	0.1%	671.4%
Share of income from associated companies	0.0%	0.0%	n/	m	0.0%	0.0%	n/	m
Foreign exchange (gains) losses	0.2%	(0.1%)	(350.0%)	0.1%	(0.2%)	(138.5%)
Other income	(0.1%)	(0.2%)	0.0%	(0.1%)	(0.1%)	0.0%
Income (loss) before income taxes	(7.3%)	12.5%	(182.2%)	4.2%	12.2%	(53.3%)
Income taxes	3.1%	4.1%	4.8%	3.1%	4.0%	5.2%
Net income (loss) for the period	(10.4%)	8.4%	(272.4%)	1.1%	8.2%	(82.1%)
* % increase (decrease) calculated based on the dollar change from the comparable period
n/m = not meaningful

The following discussion outlines certain factors that affected the results of our operations for the third quarter of 2008 and should be read in conjunction with our unaudited consolidated financial statements for the quarter ended September 30, 2008.

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Caution Regarding Forward-Looking Statements.

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue. Revenue earned by acquired companies in the first 12 months after their acquisition is reported as revenue from acquisitions and thereafter as internal growth.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for the third quarter of 2008 and for the first three quarters of 2008 compared to the same periods in 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Gross Revenue	Quarter ended September 30	Three quarters ended September 30
(In millions of Canadian dollars)	2008 vs. 2007	2008 vs. 2007

Increase (decrease) due to:
Acquisition growth	104.1	290.0
Internal growth	8.9	20.2
Impact of foreign exchange rates on revenue
earned by foreign subsidiaries	(0.7)	(23.8)

Total net increase in gross revenue	112.3	286.4

Net Revenue	Quarter ended September 30	Three quarters ended September 30
(In millions of Canadian dollars)	2008 vs. 2007	2008 vs. 2007

Increase (decrease) due to:
Acquisition growth	81.6	231.5
Internal growth	1.3	7.8
Impact of foreign exchange rates on revenue
earned by foreign subsidiaries	(0.7)	(21.2)

Total net increase in net revenue	82.2	218.1

The net increase in gross revenue was $112.3 million for Q3 08 over Q3 07 due to growth of $104.1 million from acquisitions and of $8.9 million from internal growth, offset by an impact of foreign exchange rates on revenue earned by foreign subsidiaries of $0.7 million. The increase in acquisition gross and net revenue in the quarter-over-quarter comparison was due to the revenue earned in Q3 08 attributed to the Trico Engineering Consultants, Inc. (Trico) and Chong Partners Architecture, Inc. (Chong Partners) acquisitions, which were completed in Q3 07; the Woodlot Alternatives, Inc., Neill and Gunter companies, Moore Paterson Architects Inc., Murphy Hilgers Architects Inc., and Fuller, Mossbarger, Scott & May Engineers, Inc. (FMSM) acquisitions, which were completed in Q4 07; The Zande Companies, Inc. (Zande), Rochester Signal, Inc., SII Holdings, Inc. (Secor), and RHL Design Group Inc. (RHL) acquisitions, which were completed in Q1 08; and the McIntosh acquisition, which was completed in Q3 08.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Gross revenue earned in Canada during Q3 08 increased to $162.8 million compared to $130.4 million in Q3 07. Gross revenue generated in the United States during Q3 08 increased to $175.4 million compared to $103.0 million in Q3 07. The increase in revenues in both our US- and Canadian-based operations was positively impacted by the acquisitions completed in 2007 and in the first three quarters of 2008.

The following table summarizes the growth or decline in gross revenue by practice area in the third quarter of 2008 and for the first three quarters of 2008 compared to the same periods in 2007:

Practice Area Gross Revenue
		Quarter ended September 30
	2008	% of Consulting Services Gross Revenue	2007	% of Consulting Services Gross Revenue	% Change 2008 vs. 2007
	(millions of C$)		(millions of C$)

Buildings	68.6	19.7%	49.2	20.9%	39.4%
Environment	101.3	29.1%	43.0	18.3%	135.6%
Industrial	67.4	19.4%	32.2	13.7%	109.3%
Transportation	43.3	12.5%	38.6	16.4%	12.2%
Urban Land	67.0	19.3%	72.3	30.7%	-7.3%
Total Consulting Services	347.6	100.0%	235.3	100.0%	47.7%

		Three quarters ended September 30
	2008	% of Consulting Services Gross Revenue	2007	% of Consulting Services Gross Revenue	% Change 2008 vs. 2007
	(millions of C$)		(millions of C$)

Buildings	206.9	21.1%	151.3	21.7%	36.7%
Environment	274.1	27.9%	131.7	18.9%	108.1%
Industrial	171.8	17.5%	93.7	13.5%	83.4%
Transportation	123.1	12.5%	102.9	14.8%	19.6%
Urban Land	206.8	21.0%	216.7	31.1%	-4.6%
Total Consulting Services	982.7	100.0%	696.3	100.0%	41.1%

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

As indicated above, our gross revenue was impacted by acquisitions, net internal growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized below:

Practice Area Gross Revenue
	Quarter ended September 30
(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Internal Growth	Change Due to Foreign Exchange

Buildings	19.4	8.0	11.4	0.0
Environment	58.3	53.5	4.9	(0.1)
Industrial	35.2	31.1	4.2	(0.1)
Transportation	4.7	2.7	2.1	(0.1)
Urban Land	(5.3	8.8	(13.7)	(0.4)
Total	112.3	104.1	8.9	(0.7)

	Three quarters ended September 30
(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Internal Growth	Change Due to Foreign Exchange

Buildings	55.6	33.4	24.0	(1.8)
Environment	142.4	136.5	10.8	(4.9)
Industrial	78.1	68.7	11.8	(2.4)
Transportation	20.2	18.8	5.9	(4.5)
Urban Land	(9.9)	32.6	(32.3)	(10.2)
Total	286.4	290.0	20.2	(23.8)

The following lists the acquisitions completed in 2007 and 2008 that impacted specific practice areas:

•
Buildings: Chong Partners Architecture, Inc. (September 2007); Neill and Gunter companies (October 2007); Moore Paterson Architects Inc. (November 2007); and Murphy Hilgers Architects Inc. (November 2007)

•
Environment: Trico Engineering Consultants, Inc. (August 2007); Woodlot Alternatives, Inc. (October 2007); Neill and Gunter companies (October 2007); Fuller, Mossbarger, Scott & May Engineers, Inc. (December 2007); The Zande Companies, Inc. (January 2008); and SII Holdings, Inc. (February 2008)

•	Industrial: Neill and Gunter companies (October 2007) and McIntosh Engineering Holdings Corporation (July 2008)

•	Transportation: Neill and Gunter companies (October 2007); Rochester Signal, Inc. (January 2008); and The Zande Companies, Inc. (January 2008)

•	Urban Land: Trico Engineering Consultants, Inc. (August 2007); The Zande Companies, Inc. (January 2008); and RHL Design Group, Inc. (March 2008)

All of our practice areas generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$0.98 in Q3 08 compared to US$0.95 in Q3 07, representing an appreciation of 3.2%. This strengthening of the Canadian dollar had a negative effect on the revenue reported in Q3 08 compared to Q3 07. Year to date, the value of the Canadian dollar averaged US$0.98 in 2008 compared to US$0.90 in 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Buildings. Gross revenue for the Buildings practice area grew by 39.4% in Q3 08 compared to Q3 07 and by 36.7% year to date in 2008 compared to 2007. Of the $55.6 million increase year to date, $33.4 million was due to acquisitions, and $24.0 million was due to internal growth, offset by a foreign exchange impact of $1.8 million. The Buildings practice area continues to secure significant projects through the development of its expertise in three main sectors: healthcare, airports, and education. For example, during the quarter, we secured assignments to provide integrated architecture and engineering services for the development of a series of subacute care hospitals at state correctional facilities in California, and design services for a terminal expansion at Edmonton International Airport in Edmonton, Alberta, and for the expansion of Mount Royal College in Calgary, Alberta. The practice area has demonstrated its strength in both the public and private sectors and increasingly in the P3 market. In Q3 08, it secured a project to provide multidisciplinary services for the Kelowna and Vernon Hospitals P3 project, which is currently the largest single investment on record in the healthcare system for the BC Interior. We are providing several aspects of the project, including architectural design; mechanical, electrical, structural, and civil engineering; and Leadership in Energy and Environmental Design (LEED) consulting services. To level its internal workloads and assist clients in meeting their needs, the Buildings practice area continues to make use of work-sharing initiatives across the Company.

We believe that the outlook for the Buildings practice area remains stable for the remainder of 2008. Although the US economy is experiencing a slowdown, we expect to continue to secure opportunities in Canada. With the public sector in Alberta, British Columbia, and Ontario trending toward P3s, we believe that the practice area continues to be well positioned to secure P3 projects because of its expertise and growing reputation. Having established top-tier architecture and buildings engineering practices in Canada, going forward we expect to focus on enhancing our architecture and buildings engineering presence in the United States.

Environment. Gross revenue for the Environment practice area increased by 135.6% in Q3 08 compared to Q3 07 and by 108.1% year to date in 2008 compared to 2007. Of the $142.4 million increase year to date, $136.5 million was due to acquisitions, and $10.8 million was due to internal growth, offset by a foreign exchange impact of $4.9 million. Despite signs of a decline in the rate of growth in certain markets during the quarter, the Environment practice area remained stable due to the Company’s broad geographic footprint. The Environment practice area continues to demonstrate its expertise in environmental infrastructure. For example, it secured a major wastewater treatment project in Alberta that involves state-of-the-art ceramic membrane technology. As well, we were selected to design one of the world’s largest ultraviolet disinfection systems for the San Francisco Public Utilities Commission in California. We also secured a major wet weather project involving smoke and dye testing, manhole inspections, and conceptual design for the Toledo Waterways Initiative in Ohio. In addition, we obtained a contract to design and build a slurry wall to contain contaminated groundwater at the Sand Island Facility at Honolulu International Airport in Hawaii. The practice area continues to work on projects in the areas of water supply master planning and water supply facility development, including groundwater, surface water, and recycled water systems throughout the United States. The Environment practice area also continues to improve its operating effectiveness in the US East through efforts over the last year to improve client selection, project management, sales efficiency, and staff level management in relation to existing backlog.

We expect the outlook for this practice area to remain stable for the rest of 2008. Despite the slowdown in the US economy, the practice area’s 2008 backlog is at historically high levels. We will continue to cultivate our reputation in the environmental market by developing our expertise in water and wastewater engineering, geotechnical engineering, wet weather programs, environmental review and permitting, and environmental remediation.

Industrial. Gross revenue for the Industrial practice area grew by 109.3% in Q3 08 compared to Q3 07 and by 83.4% year to date in 2008 compared to 2007. Of the $78.1 million increase year to date, $68.7 million was due to acquisitions, and $11.8 million was due to internal growth, offset by a foreign exchange impact of $2.4 million. The internal growth was primarily due to projects secured in western Canada. During the quarter, the Industrial practice area continued to provide services for the development of facilities and infrastructure in support of major projects in British Columbia and Alberta. It also continues to secure projects with repeat clients. For example, it obtained an additional assignment with Total E&P Canada Ltd. to provide engineering and estimating services for the next phase of the development of the Athabasca Upgrader, which is to become operational in 2014. As well, the Industrial practice area secured another project with the South Coast British Columbia Transportation Authority (Translink) to provide the preliminary and detailed design, including the validation of the functional

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

program, and construction supervision services for a multiuse campus-style project that includes a heavy bus maintenance facility, training center, and educational building at the British Columbia Institute of Technology.

During the quarter, the Industrial practice area began integrating over 200 staff from newly acquired McIntosh. The acquisition of McIntosh has enabled us to offer a complete integrated package of environmental, scientific, engineering, and project management services to global mining clients. Despite the economic slowdown in the United States, we believe that the outlook for the Industrial practice area remains positive for Q4 08 since it continues to benefit from opportunities in the oil and gas industry and to explore further opportunities for its bio/pharmaceutical practice in the growing life sciences industries. This outlook could be impacted by future fluctuations in the price of oil.

Transportation. Gross revenue for the Transportation practice area grew by 12.2% in Q3 08 compared to Q3 07 and by 19.6% year to date in 2008 compared to 2007. Of the $20.2 million increase year to date, $18.8 million was due to acquisitions, and $5.9 million was due to internal growth, offset by a foreign exchange impact of $4.5 million. The practice area continues to adapt to the evolving transportation market. Its expertise and reputation are yielding strong client relationships, which, in Q3 08, translated into receiving several long-term projects with repeat clients. For example, during the quarter, we secured a project to perform biennial and interim bridge inspections of approximately 500 bridges in New York, New York. We were also contracted to provide design and construction management services for the North Highway Connector project for the City of Red Deer, Alberta, and to complete the final design of roadway improvements along 1.5 miles (2.4 kilometres) of Route 46 and Route 3 in New Jersey. In addition, we secured several airport runway rehabilitation and improvement projects in Maine, New Brunswick, and New Hampshire.

We believe that the outlook for the Transportation practice area remains stable for the remainder of 2008. Future funding for transportation, especially roadway projects, in our principal markets is uncertain due to a possible decrease in revenue for our public sector clients from sources such as gas and sales taxes and expected difficulty in obtaining interim financing through municipal bonds. These concerns may result in project deferrals.

Urban Land. Gross revenue for the Urban Land practice area declined by 7.3% in Q3 08 compared to Q3 07 and by 4.6% year to date in 2008 compared to 2007. Of the $9.9 million decrease year to date, $32.3 million was due to a decline in revenue from internal growth and a foreign exchange impact of $10.2 million, offset by a $32.6 million increase in revenue due to acquisitions. We offer urban land services primarily in three core regions—Alberta and Ontario in Canada and California in the United States—and these regions account for approximately 66% of our urban land business. The remainder of our urban land work is spread throughout a number of locations in the United States and Canada. The acquisitions we completed in the United States in the past 12 months increased our urban land presence in the Southeast and expanded our services further into the coastal areas of the Carolinas. In addition, the acquisition of RHL in Q1 08 added commercial program development services to this practice area, primarily in the western United States.

Revenue for the Urban Land practice area continues to be impacted by a decline in housing starts in various parts of the United States, particularly California, and to a lesser degree in Canada. Single-family housing starts in the United States continued to decline in Q3 08. In response to these market conditions, our Urban Land group in the United States further reduced its staff levels in Q3 08. The practice area is also continuing to pursue opportunities to apply services and new technologies in markets that are not dependent on housing, such as for municipal, energy, and utilities projects. For example, during the quarter, it secured assignments to provide services for improving streetscapes in North Charleston, South Carolina, and Newark, New Jersey.

In October 2008, the NAHB in the United States forecasted a continued decline in US single-family housing starts for Q4 08. In addition, the CMHC forecasted a decline in single detached housing starts in Canada for Q4 08. Therefore, we anticipate a decline in the outlook for this practice area for the remainder of 2008. To mitigate the impact of this decline in activity, the Urban Land practice area continues to monitor its short-term backlog and manage its staff levels as closely as possible to the work available. The practice area continues to take advantage of work-sharing opportunities by using US-based staff to complete Canadian projects and to cross-sell services to other practice areas. For example, during Q3 08, the Urban Land practice area secured a project involving several Stantec disciplines and regional offices in designing a waterfront park in Kelowna, British Columbia.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Gross Margin

For a definition of gross margin, refer to the Definition of Non-GAAP Measures section, incorporated by reference, included in our 2007 Financial Review. Our gross margin as a percentage of net revenue was 56.0% in Q3 08 compared to 56.2% in Q3 07. The year-to-date gross margin was 55.7% for 2008 compared to 56.4% for 2007 and was within the anticipated target range of 55 to 57% set out in our 2007 Financial Review.

The following table summarizes our gross margin percentages by practice area for the third quarter of 2008 and 2007 and on a year-to-date basis for 2008 and 2007:

Practice Area Gross Margin
			Three quarters ended
	Quarter ended September 30		September 30
	2008	2007	2008	2007

Buildings	58.8%	57.0%	58.0%	57.6%
Environment	56.4%	58.8%	56.2%	58.2%
Industrial	53.3%	52.6%	51.2%	51.3%
Transportation	52.8%	51.7%	53.1%	53.4%
Urban Land	57.6%	57.7%	57.9%	57.7%

Our gross margin percentages were higher in Q3 08 compared to Q3 07 in the Buildings, Industrial, and Transportation practice areas. The gross margin percentage for the Environment practice area declined quarter to quarter due to an increase in the percentage of projects with lower margins. The majority of these projects were added through acquisitions completed in Q4 07 and Q1 08. There was also a reduction in the gross margin percentage for this practice area due to integration activities for acquisitions completed during the first quarter. In general, fluctuations in the margin reported from quarter to quarter depend on the particular mix of projects in progress during any quarter and our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle.

On a year-to-date basis, our gross margin percentages decreased in all practice areas except Buildings and Urban Land when compared to the same period in 2007. As discussed in our Q1 08 Management’s Discussion and Analysis, this decline is attributable to an increase in the percentage of projects with lower margins in progress during the period, in particular projects assumed from recent acquisitions; increased labor costs as acquired employees learned new processes and systems, resulting in decreased efficiency during the period; and increased costs to execute work.

Administrative and Marketing Expenses

Our administrative and marketing expenses as a percentage of net revenue were 39.2% for Q3 08 compared to 41.1% for Q3 07. Our year-to-date administrative and marketing expenses as a percentage of net revenue were 40.6% for 2008 compared to 41.9% for 2007, falling below our expected range of 41.5 to 43.5%. This decline is partially due to staff focusing on more effectively managing our costs during the quarter. In addition, administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by integration activities.

Goodwill and Intangible Assets

During the quarter, we conducted our annual goodwill impairment test. Goodwill impairment testing is a two-step process. In the first step, we compare the fair value of our reporting units, determined on a discounted after-tax cash flow basis, to their carrying value. If the carrying value of our reporting units exceeds their fair value, goodwill is potentially impaired and step two of the

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

impairment test must be performed. In step two, we compare the estimated fair value of the goodwill of our reporting units to their carrying value. If it is concluded that an impairment to goodwill exists, a reduction in the carrying value of goodwill is recorded on the consolidated balance sheet and recognized as a non-cash charge to income.

We completed step one of the goodwill impairment test during the quarter. Due to current fluctuations in the market and uncertainties arising from overall economic conditions, step one of our test indicated that an impairment to goodwill may exist since the fair values of our US reporting units fell below their carrying values. We are now in the process of completing step two of the impairment test, in which we determine the fair value of goodwill in the same manner as if we had acquired the reporting units as of the date of the annual assessment. As permitted by Canadian generally accepted accounting principles (GAAP), when step two of the goodwill impairment test is not complete, a best estimate of the potential impairment loss should be recorded. Based on our analysis, we recorded an estimated $53.0 million impairment to goodwill. Due to uncertainty and changes in expected financial results or other underlying assumptions, these estimates are subject to measurement uncertainty. We will complete a further analysis of fair values in the fourth quarter and record any adjustments to our estimate at December 31, 2008.

During the quarter, we also completed our annual impairment test of intangible assets to determine if the carrying amount of the assets is fully recoverable. The determination of recoverability is based on an estimate of undiscounted cash flow, and the measurement of impairment loss is based on the amount that the carrying value exceeds the fair value. As part of the impairment test, we updated our future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets. Based on the results of this review, we concluded that intangible assets relating to certain client relationships were not fully recoverable and therefore recorded a non-cash $5.4 million impairment charge to income. The impairment primarily reflected the financial distress experienced by specific clients in relation to The Keith Companies, Inc. acquisition.

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally one and a half years. As a result, the impact of the amortization of contract backlog can be significant in the two to six quarters following an acquisition. As at September 30, 2008, $3.2 million of the $37.7 million in intangible assets related to backlog. The following table summarizes the amortization of identifiable intangible assets for the third quarter of 2008 and 2007 and on a year-to-date basis for 2008 and 2007:

Intangibles
	Quarter ended		Three quarters ended
	September 30		September 30
(In thousands of Canadian dollars)	2008	2007	2008	2007

Amortization of client relationships	896	599	2,787	1,743
Amortization of backlog	1,902	93	4,996	576
Other	126	108	360	239

Total amortization of intangible assets	2,924	800	8,143	2,558

Our amortization of intangible assets increased by $2.1 million in Q3 08 compared to Q3 07 and by $5.6 million year to date in 2008 compared to the same period last year. These increases were mainly due to the amortization of the backlog balances of Vollmer Associates LLP, the Neill and Gunter companies, FMSM, and Secor. During the first three quarters of 2008, $17.4 million in intangible assets was acquired mainly from the Zande, RHL, Secor, and McIntosh acquisitions.

Based on the unamortized intangible asset balance remaining at the end of Q3 08, we expect our amortization expense for intangible assets for the full year 2008 to be in the range of $10.5 to $11.0 million by year-end, excluding the $5.4 million intangible impairment charge. The actual expense may be impacted by any new acquisitions completed after Q3 08.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Net Interest Expense

The increase of $1.5 million in our net interest expense in Q3 08 compared to Q3 07 and of $4.7 million year to date was a result of our long-term debt position throughout the first three quarters of 2008 being higher than in the same period in 2007. As at September 30, 2008, $160.7 million was outstanding on our credit facility versus $21.9 million outstanding as at September 30, 2007. Depending on the form under which our credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates plus 65, 85, or 125 basis points. We minimize our exposure to floating rates of interest on our revolving credit facility, when appropriate, by entering into interest rate swap agreements. During the third quarter, we entered into an interest rate swap agreement that has the effect of converting the variable interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, until September 3, 2010. The fair value of the interest rate swap, estimated using market rates as at September 30, 2008, is a loss of $42,000 net of tax. Since we designated the interest rate swap as a cash flow hedge against US$100 million of our credit facility and the hedge met the accounting criteria for effectiveness during the quarter, we recorded the $42,000 loss in fair value in other comprehensive income. As at September 30, 2008, $147,174,000 of our bank loan was payable in US funds (US$138,295,000), and $13,500,000 was payable in Canadian funds.

Taking the effect of the interest rate swap into consideration, our average interest rate was 3.96% at September 30, 2008, compared to 6.1% at September 30, 2007. We estimate that, based on our credit facility balance at September 30, 2008, and excluding the US$100 million subject to the interest rate swap, a 0.5% increase in interest rates, with all other variables held constant, would decrease our net income by approximately $55,000 for the quarter and by $160,000 year to date and decrease our basic earnings per share by less than $0.01 for the quarter and by less than $0.01 year to date. A 0.5% decrease in interest rates would have an equal and opposite impact on our net income and basic earnings per share.

Foreign Exchange Gains (Losses)

During Q3 08, we recorded a foreign exchange loss of $520,000 compared to a gain of $194,000 in Q3 07. Year to date, we recorded a foreign exchange loss of $541,000 compared to a gain of $1,290,000 in 2007. These foreign exchange gains and losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. The $520,000 foreign exchange loss incurred in the quarter was due to the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at September 30, 2008, we had entered into foreign currency forward contracts that provided for the purchase of US$73.5 million at rates ranging from 1.0357 to 1.0692 per US dollar maturing over the next two months. The fair value of the forward contracts, estimated using market rates as at September 30, 2008, is an unrealized loss of $1.8 million and is recorded in income as a component of foreign exchange.

During the first three quarters of 2008, we recorded a $16.4 million gain in our currency translation adjustments in other comprehensive income compared to a $46.0 million loss during the same period in 2007. These gains and losses arose on the translation of our US-based subsidiaries. The gain during the first three quarters of 2008 was due to the weakening of the Canadian dollar from US$1.01 at December 31, 2007, to US$0.94 at September 30, 2008.

Income Taxes

Our effective income tax rate for the first three quarters of 2008 was 74.3% compared to 30.1% for the year ended December 31, 2007. Our effective income tax rate increased in 2008 due to the $53.0 million non-deductible charge to income for the estimated goodwill impairment recorded in the quarter. The statutory rate reductions introduced in the fall of 2007, as well as our estimated earnings in each of our tax jurisdictions, are reflected in the effective income tax rate calculated for 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information
(In millions of Canadian dollars, except per share amounts)	Sep 30, 2008	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007

Gross revenue	347.6	343.3	291.8	258.3
Net revenue	289.2	289.0	254.9	215.9
Net income (loss)	(30.0)	22.1	16.9	19.0
EPS – basic	(0.66)	0.48	0.37	0.42
EPS – diluted	(0.66)	0.48	0.37	0.41

	Sep 30, 2007	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006

Gross revenue	235.3	244.7	216.3	211.8
Net revenue	207.0	215.7	192.3	180.6
Net income	17.4	17.5	15.4	15.6
EPS – basic	0.38	0.38	0.34	0.35
EPS – diluted	0.38	0.38	0.33	0.34
The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q3 08 vs. Q3 07	Q2 08 vs. Q2 07	Q1 08 vs. Q1 07	Q4 07 vs. Q4 06
Increase (decrease) in gross revenue due to:
Acquisition growth	104.1	96.2	89.7	46.5
Internal growth	8.9	11.6	(0.3	11.6
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(0.7)	(9.2)	(13.9)	(11.6)

Total net increase in gross revenue	112.3	98.6	75.5	46.5

During Q4 07, our gross revenue increased by $46.5 million, or 22.0%, to $258.3 million compared to $211.8 million for the same period in 2006. Approximately $46.5 million of this increase resulted from acquisitions completed in 2006 and 2007 and internal growth of $11.6 million, offset by a foreign exchange impact of $11.6 million due to the strengthening of the Canadian dollar in Q4 07 compared to Q4 06. Net income increased by $3.4 million, or 21.8%, in Q4 07 compared to the same period in 2006. Basic earnings per share increased by $0.07, or 20.0%, in Q4 07 compared to the same period in Q4 06. Our Q4 07 net income was positively affected by growth in gross revenue and a $1.1 million decline in income tax expense. Our Q4 07 net

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

income was negatively impacted by a $15.5 million increase in administrative and marketing expenses due to focusing on the integration of approximately 790 staff from the acquisition of Woodlot Alternatives, Inc., the Neill and Gunter companies, Moore Paterson Architects Inc., and Murphy Hilgers Architects Inc. during the quarter and on the continued integration of staff added through acquisitions during 2007. As well, our depreciation expense increased by $1.7 million in Q4 07 compared to Q4 06 due to the inclusion of property and equipment from companies acquired in the quarter and year to date.

During Q1 08, our gross revenue increased by $75.5 million, or 34.9%, to $291.8 million compared to $216.3 million for the same period in 2007. Approximately $89.7 million of this increase resulted from acquisitions completed in 2007 and 2008, offset by a decline in internal growth of $0.3 million and a foreign exchange impact of $13.9 million due to the stronger Canadian dollar in Q1 08 compared to Q1 07. Net income increased by $1.5 million, or 9.7%, in Q1 08 compared to the same period in 2007, and basic earnings per share increased by $0.03, or 8.8%, compared to the same period in 2007. Net income did not increase in line with net revenue mainly due to a greater portion of gross revenue growth from acquisitions in Q1 08 compared to Q1 07 resulting in integration activities, which translated into slower growth in the bottom line. As well, our gross margin declined from 56.8% in Q1 07 to 55.0% in Q1 08 due to the mix of projects in progress during the quarter, reduced realized billing rates, and increased costs to execute work. Compared to Q1 07, our Q1 08 results were negatively impacted by a $1.7 million increase in the amortization of intangible assets and by a $1.6 million increase in interest expense.

During Q2 08, our gross revenue increased by $98.6 million, or 40.3%, to $343.3 million compared to $244.7 million for the same period in 2007. Approximately $96.2 million of this increase resulted from acquisitions completed in 2007 and 2008 and internal growth of $11.6 million, offset by a foreign exchange impact of $9.2 million due to the stronger Canadian dollar in Q2 08 compared to Q2 07. Net income increased by $4.6 million, or 26.3%, in Q2 08 compared to the same period in 2007, and basic earnings per share increased by $0.10, or 26.3%, compared to the same period in 2007. Compared to Q2 07, our Q2 08 net income was positively impacted by a reduction in our administrative and marketing expenses as a percentage of net revenue from 42.0% to 40.8%. Our Q2 08 results were negatively impacted by a decline in gross margin from 56.1% to 55.9%, an increase in the amortization of intangibles of $1.7 million, and an increase in interest expense of $1.6 million.

LIQUIDITY AND CAPITAL RESOURCES

The following table represents summarized working capital information as at September 30, 2008, compared to December 31, 2007:

(In millions of Canadian dollars, except ratios)	Sep 30, 2008	Dec 31, 2007	Change

Current assets	397.9	323.2	74.7
Current liabilities	(259.0)	(232.7)	(26.3)
Working capital	138.9	90.5	48.4
Ratio of current assets to current liabilities	1.54	1.39	n/a
note: Working capital is calculated by subtracting current liabilities from current assets. The current ratio is calculated by dividing current assets by current liabilities.

Our cash flows from (used in) operating, investing, and financing activities for the third quarter and year to date for 2008 and 2007, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Quarter ended September 30			Three quarters ended September 30
(In millions of Canadian dollars)	2008	2007	$Change	2008	2007	$Change
Cash flows from operating activities	54.6	18.3	36.3	55.9	35.9	20.0
Cash flows used in investing activities	(28.8)	(12.1)	(16.7)	(128.6)	(61.7)	(66.9)
Cash flows from (used in) financing activities	(38.2)	(16.7)	(21.5)	72.1	9.8	62.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Our liquidity needs can be met through a variety of sources, including cash generated from operations, borrowings from our $300 million credit facility, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment, and repaying long-term debt.

We believe that internally generated cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover our normal operating and capital expenditures and currently anticipated acquisition activity in 2008. We do not anticipate any immediate need to access additional capital. We have not invested in any asset-backed commercial paper (ABCP) and, therefore, do not consider ourselves to be directly exposed to current uncertainties in the ABCP marketplace. We continue to limit our exposure to credit risk by placing our cash and cash equivalents in, and entering into derivative agreements with, high-quality credit institutions. Our investments held for self-insured liabilities include bonds and equities, and the risk associated with these bonds and equities is mitigated by the overall quality and mix of our investment portfolio.

We continue to manage our capital structure according to the management guideline established in our 2007 Financial Review of maintaining a net debt to equity ratio of less than 0.5 to 1. The net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity. At September 30, 2008, our net debt to equity ratio was 0.45 to 1. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

Working Capital

Our working capital (current assets less current liabilities) at the end of Q3 08 was $138.9 million compared to $90.5 million at December 31, 2007. During this period, current assets increased by $74.7 million, and current liabilities increased by $26.3 million. The increase in current assets from December 31, 2007, was due to a $71.1 million increase in accounts receivable and in costs and estimated earnings in excess of billings resulting from our growth and the integration of acquisitions that occurred during Q4 07 and the first three quarters of 2008. The increase in current liabilities was mainly due to an increase in the current portion of our long-term debt as notes and promissory notes become due in the next 12 months.

Cash Flows From Operating Activities

Our cash flows from operating activities increased by $36.3 million in Q3 08 compared to the same period in 2007 and by $20.0 million year to date compared to the first three quarters of 2007. The increase was mainly due to a $37.5 million quarter-over-quarter increase and a $37.2 year-to-date increase in cash receipts from clients, less cash paid to suppliers and employees, as a result of our overall growth from acquisitions since Q3 07. Our cash flows were positively affected by a decrease in our investment in costs and estimated earnings in excess of billings and in accounts receivable to 89 days in Q3 08 compared to 93 days in Q3 07. Income taxes paid increased by $15.0 million in 2008 compared to 2007. In addition, interest paid increased by $2.1 million because our long-term debt position throughout the first three quarters of 2008 was higher than in the same period in 2007.

Cash Flows Used in Investing Activities

Our cash flows used in investing activities increased by $16.7 million in Q3 08 compared to Q3 07 and by $66.9 million year to date compared to the first three quarters of 2007. Year to date, we used $91.6 million for the acquisition of Zande, Rochester Signal, Inc., Secor, RHL, and McIntosh versus using $42.6 million for acquisition activity in the same period in 2007. In addition, $6.7 million was placed in an escrow account in the second quarter of 2008. This account is expected to be settled in the first quarter of 2009 pending the outcome of purchase price adjustment clauses included in the Zande and Secor purchase agreements.

As a professional services organization, we are not capital intensive. Funds spent on capital are primarily for property and equipment, including such items as computer equipment and business information systems software, furniture, leasehold improvements, and other office and field equipment. Our property and equipment purchases totaled $9.0 million in Q3 08 compared to $7.2 million in Q3 07. Our Q3 08 purchases were within the expected range for 2008 to support ongoing

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

operational activity and growth. During Q3 08, our purchases of property and equipment were financed by cash flows from operations.

Cash Flows From (Used in) Financing Activities

Our cash flows used in financing activities increased by $21.5 million in Q3 08 compared to Q3 07. Our cash flows from financing activities increased by $62.3 million year to date compared to the first three quarters of 2007. During Q3 08, we repaid $37.6 million of our revolving credit facility and used $0.5 million. In comparison, in Q3 07, we repaid $40.3 million of our revolving credit facility and used $27.3 million of the facility to finance the acquisitions completed during the quarter. Year to date, we repaid $89.9 million of our revolving credit facility and used $169.3 million, in part to finance the Zande, Rochester Signal, Inc., Secor, RHL, and McIntosh acquisitions. In comparison, in the first three quarters of 2007, we repaid $57.0 million of our revolving credit facility and used $69.0 million to finance acquisition activities. As at September 30, 2008, $137.1 million was available in the revolving credit facility for future activities.

Shareholders’ Equity

Share options exercised during the first three quarters of 2008 generated $1.1 million in cash compared to $1.8 million in cash generated during the same period in 2007. Our shareholders’ equity was reduced by $6.4 million through the repurchase of 222,000 shares year to date by way of our normal course issuer bid compared to no shares being repurchased in the same period in 2007.

OTHER

Outstanding Share Data

As at September 30, 2008, there were 45,569,523 common shares and 2,096,828 share options outstanding. During the period of October 1, 2008, to October 24, 2008, 129,400 shares were repurchased under our normal course issuer bid, 2,000 share options were exercised, 4,667 share options were forfeited, and 833 share options were cancelled. As at October 24, 2008, there were 45,442,123 common shares and 2,089,328 share options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and capital lease commitments, purchase and service obligations, and other liabilities as of September 30, 2008:

		Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
		(In millions of Canadian dollars)

Long-term debt	230.1	38.7	191.1	0.1	0.2
Interest on debt	20.1	8.4	11.7	-	-
Operating lease commitments	322.9	58.9	96.5	69.7	97.8
Capital lease commitments	0.5	0.3	0.2	-	-
Purchase and Service Obligations	7.0	2.7	4.1	0.2	-
Other liabilities	2.4	-	-	-	2.4

Total contractual obligations	583.0	109.0	303.6	70.0	100.4

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

For further information regarding the nature and repayment terms of our long-term debt, refer to notes 5 and 10 in our unaudited interim consolidated financial statements for the quarter ended September 30, 2008. Our operating lease commitments include obligations under office space rental agreements, our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding, and our other liabilities include amounts payable under our deferred share unit plan.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into letters of credit including the guarantee of certain office rental obligations. We also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. As at September 30, 2008, our only significant off-balance sheet financial arrangements related to letters of credit in the amount of $2.3 million (December 31, 2007 – $1.9 million) that expire at various dates before October 2009.

Related-Party Transactions

There were no related-party transactions during the first three quarters of 2008.

OUTLOOK

Although we anticipate a softening in the economies in some regions in which we operate, we believe the outlook for our Company for the remainder of 2008 to be stable since we operate in a highly diverse infrastructure and facilities market in North America. Results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities from acquisitions. While there are general market concerns surrounding recent developments in the United States, and financing is becoming more difficult to obtain, to date we have not experienced any material change in our market opportunities. Our business model continues to focus on mitigating risk by diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle. Our expectations remain consistent with those described in the Outlook section of the Management’s Discussion and Analysis included in our 2007 Financial Review and discussed in the Gross and Net Revenue section of this Management’s Discussion and Analysis.

The above outlook is based, in part, on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis included our 2007 Financial Review. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

The preparation of our financial statements in accordance with GAAP requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in the CICA Handbook and do not have any standardized meaning prescribed by GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. For the first three quarters ended September 30, 2008, there has been no significant change in our critical accounting estimates or description of non-GAAP accounting measures from those included in our 2007 Financial Review and incorporated by reference. Readers are encouraged to refer to this discussion in our 2007 Financial Review for additional information.

For the three quarters ended September 30, 2008, there has been no significant change in our accounting developments as described in our 2007 Financial Review except for the adoption of the CICA Handbook Section 1535, “Capital Disclosures”; Section 3862, “Financial Instruments—Disclosures”; and Section 3863, “Financial Instruments—Presentation.”

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Financial Instruments—Disclosures and Presentation. Effective January 1, 2008, we adopted the new CICA Handbook Section 3862, “Financial Instruments—Disclosures,” and Section 3863, “Financial Instruments—Presentation.” These pronouncements further aligned Canadian GAAP with US GAAP and International Financial Reporting Standards (IFRS). Section 3862 requires companies to provide disclosures in their financial statements that enable users to evaluate a) the significance of financial instruments for their financial position and performance and b) the nature and extent of risks arising from financial instruments to which they are exposed during the period and at the balance sheet date and how they manage those risks. Section 3863 establishes standards for the presentation of financial instruments. It addresses the classification of financial instruments between liability and equity; the classification of related interest, dividends, and losses and gains; and the circumstances in which financial assets and financial liabilities are offset. The adoption of these new standards did not have an effect on our financial position or on the results of our operations but did enhance the note disclosure in our consolidated financial statements. We applied these new accounting standards prospectively.

Capital Disclosures. Effective January 1, 2008, we adopted the new CICA Handbook Section 1535, “Capital Disclosures.” This section establishes standards for disclosing information about a company’s capital and how it is managed in order that a user of the company’s financial statements may evaluate its objectives, policies, and processes for managing capital. The adoption of this new standard did not have an effect on our financial position or on the results of our operations but did enhance the note disclosure in our consolidated financial statements. We applied this new accounting standard prospectively.

International Financial Reporting Standards. In 2005, the CICA announced its plans to converge Canadian GAAP for public entities with IFRS over a transition period that will end in 2011. The CICA indicated that Canadian reporting issuers will need to begin reporting under IFRS by the first quarter of 2011, with comparative figures. We have a dedicated team working on our IFRS transition and have established an IFRS Advisory Committee consisting of a cross section of management. We have also developed a detailed plan for implementing IFRS and are assessing the impact of the differences in accounting standards on our consolidated financial statements. At this stage of assessment, it is not practically possible to quantify the impact of these differences. We also expect to make changes to certain processes and systems before 2010, in time to enable us to record transitions under IFRS for comparative purposes in our financial reporting for 2011.

CONTROLS AND PROCEDURES

There were no changes in our internal control over financial reporting during the quarter ended September 30, 2008, that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

RISK FACTORS

For the three quarters ended September 30, 2008, there has been no significant change in our risk factors from those described in our 2007 Financial Review. This includes our exposure to market factors that can affect our performance with respect to currency and interest rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

  Consolidated Balance Sheets

  (Unaudited)

	September 30	December 31
	2008	2007
(In thousands of Canadian dollars)	$	$

ASSETS (note 5)
Current
Cash and cash equivalents	13,884	14,175
Cash held in escrow (note 2)	6,775	-
Accounts receivable, net of allowance for doubtful accounts of $11,963 in 2008 ($10,508 – 2007)	252,018	206,063
Costs and estimated earnings in excess of billings	90,248	65,064
Income taxes recoverable	3,168	5,019
Prepaid expenses	6,003	6,617
Future income tax assets	15,066	13,308
Other assets (note 4)	10,703	13,002

Total current assets	397,865	323,248
Property and equipment	107,338	88,156
Goodwill (note 3)	392,931	332,922
Intangible assets (note 3)	37,726	32,288
Future income tax assets	19,674	12,074
Other assets (note 4)	31,577	24,873
Total assets	987,111	813,561

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	160,835	155,020
Billings in excess of costs and estimated earnings	39,320	34,423
Income taxes payable	5,235	9,955
Current portion of long-term debt (note 5)	39,025	21,549
Future income tax liabilities	14,627	11,750

Total current liabilities	259,042	232,697
Long-term debt (note 5)	191,627	74,539
Future income tax liabilities	22,767	20,718
Other liabilities (note 6)	49,997	42,909
Total liabilities	523,433	370,863

Shareholders' equity
Share capital	219,263	218,790
Contributed surplus	8,853	6,266
Deferred stock compensation	-	(110)
Retained earnings	290,540	286,780
Accumulated other comprehensive loss (note 11)	(54,978)	(69,028)
Total shareholders' equity	463,678	442,698
Total liabilities and shareholders' equity	987,111	813,561

See accompanying notes

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income

(Unaudited)

For the quarter ended		For the three quarters ended
September 30		September 30
2008	2007	2008	2007
(In thousands of Canadian dollars, except share and per share
amounts)	$	$	$	$

INCOME
Gross revenue	347,561	235,381	982,691	696,341
Less subconsultant and other direct expenses	58,366	28,395	149,578	81,356

Net revenue	289,195	206,986	833,113	614,985
Direct payroll costs	127,135	90,714	369,227	268,386

Gross margin	162,060	116,272	463,886	346,599
Administrative and marketing expenses (notes 8 and 14)	113,453	85,121	338,455	257,489
Depreciation of property and equipment	6,454	4,797	18,657	13,125
Amortization of intangible assets	2,924	800	8,143	2,558
Impairment of goodwill and intangible assets (note 3)	58,369	-	58,369	-
Net interest expense (note 5)	1,888	387	5,401	711
Share of (income) loss from associated companies	(83)	(93)	77	(187)
Foreign exchange (gains) losses	520	(194)	541	(1,290)
Other income (note 4)	(261)	(334)	(891)	(926)

Income (loss) before income taxes	(21,204)	25,788	35,134	75,119

Income taxes
Current	14,593	11,211	32,793	26,859
Future	(5,780)	(2,898)	(6,684)	(2,070)

Total income taxes	8,813	8,313	26,109	24,789

Net income (loss) for the period	(30,017)	17,475	9,025	50,330

Weighted average number of shares outstanding –
basic	45,595,087	45,578,416	45,628,244	45,542,534

Weighted average number of shares outstanding –
diluted	45,971,887	46,252,398	46,103,940	46,168,452

Shares outstanding, end of the period	45,569,523	45,602,754	45,569,523	45,602,754

Earnings per share (note 8)
Basic	(0.66)	0.38	0.20	1.11

Diluted	(0.66)	0.38	0.20	1.09

See accompanying notes

STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders' Equity and Comprehensive Income
(Unaudited)

						Accumulated
						Other
	Shares	Share	Contributed	Deferred		Comprehensive
	Outstanding	Capital	Surplus	Stock	Retained	Loss (AOCL)
	(note 8)	(note 8)	(note 8)	Compensation	Earnings	(note 11)	Total
(In thousands of Canadian dollars,
except shares outstanding)	#	$	$	$	$	$	$

Balance, December 31, 2006	45,201,785	212,781	5,458	(250)	217,750	(24,363)	411,376

Comprehensive income:

Net income					50,330		50,330
Currency translation adjustments						(46,034)	(46,034)
Unrealized gains on financial assets						1,024	1,024
Realized gains transferred to net income						(241)	(241)
Total comprehensive income					50,330	(45,251)	5,079

Share options exercised for cash	378,934	1,774					1,774
Stock-based compensation expense			1,240	132			1,372
Reclassification of fair value of stock options
previously expensed		419	(419)				-
Shares issued on vesting of restricted
shares	22,035	264	(667)				(403)
Balance, September 30, 2007	45,602,754	215,238	5,612	(118)	268,080	(69,614)	419,198
Retained earnings and AOCL					198,466

Balance, December 31, 2007	45,698,143	218,790	6,266	(110)	286,780	(69,028)	442,698
Comprehensive income:
Net income					9,025		9,025
Currency translation adjustments						16,398	16,398
Unrealized losses on cash flow hedge						(42)	(42)
Unrealized losses on financial assets						(2,142)	(2,142)
Realized gains transferred to net income						(164)	(164)
Total comprehensive income					9,025	14,050	23,075
Share options exercised for cash	89,860	1,114					1,114
Stock-based compensation expense			3,226	110			3,336
Shares repurchased under normal course
issuer bid	(222,000)	(1,065)	(34)		(5,265)		(6,364)
Reclassification of fair value of stock options
previously expensed		391	(391)				-
Shares issued on vesting of restricted
shares	3,520	33	(214)				(181)
Balance, September 30, 2008	45,569,523	219,263	8,853	-	290,540	(54,978)	463,678
Retained earnings and AOCL					235,562

See accompanying notes

STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows

(Unaudited)

	For the quarter ended		For the three quarters ended
	September 30		September 30

	2008	2007	2008	2007
(In thousands of Canadian dollars)	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	310,667	236,839	869,191	685,658
Cash paid to suppliers	(55,589)	(81,481)	(214,560)	(204,316)
Cash paid to employees	(193,868)	(131,634)	(559,049)	(422,964)
Dividends from equity investments	-	200	150	450
Interest received	551	1,680	1,412	4,851
Interest paid	(2,238)	(2,187)	(5,462)	(3,359)
Income taxes paid	(9,486)	(6,298)	(41,724)	(26,708)
Income taxes recovered	4,569	1,180	5,920	2,298

Cash flows from operating activities (note 15)	54,606	18,299	55,878	35,910

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired (note 2)	(19,550)	(4,846)	(91,600)	(42,580)
Restricted cash used for acquisitions	-	-	-	1,073
Cash held in escrow (note 2)	-	-	(6,701)	-
Increase in investments held for self-insured liabilities	(340)	(154)	(2,185)	(1,596)
Proceeds on disposition of investments	-	2	9	23
Purchase of property and equipment	(9,043)	(7,233)	(28,507)	(18,770)
Proceeds on disposition of property and equipment	104	78	393	106

Cash flows used in investing activities	(28,829)	(12,153)	(128,591)	(61,744)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(37,617)	(40,327)	(89,866)	(57,044)
Proceeds from long-term borrowings	500	27,305	169,337	69,000
Repayment of acquired bank indebtedness (note 2)	-	(4,985)	(1,788)	(4,985)
Net change in bank indebtedness financing	-	1,088	-	1,088
Repayment of capital lease obligation	(117)	-	(343)	-
Repurchase of shares for cancellation (note 8)	(1,025)	-	(6,364)	-
Proceeds from issue of share capital	81	293	1,114	1,774

Cash flows from (used in) financing activities	(38,178)	(16,626)	72,090	9,833

Foreign exchange gain (loss) on cash held in foreign
currency	196	403	332	(341)

Net decrease in cash and cash equivalents	(12,205)	(10,077)	(291)	(16,342)
Cash and cash equivalents, beginning of the period	26,089	22,098	14,175	28,363

Cash and cash equivalents, end of the period	13,884	12,021	13,884	12,021

See accompanying notes

STANTEC INC. (UNAUDITED)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.  General Accounting Policies

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) on a basis consistent with those used in the preparation of the Company's December 31, 2007, annual consolidated financial statements except as described below. Because the disclosures included in these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements, these interim consolidated financial statements should be read in conjunction with the December 31, 2007, annual consolidated financial statements. In management's opinion, these interim consolidated financial statements include all the adjustments necessary to present fairly such interim consolidated financial statements. The consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for interim periods are not necessarily indicative of results on an annual basis due to short-term variations as well as the timing of acquisitions, if any, during interim periods.

a)  Changes in accounting policies

Financial Instruments—Disclosures and Presentation. Effective January 1, 2008, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, “Financial Instruments—Disclosures,” and Section 3863, “Financial Instruments—Presentation.” These pronouncements further aligned Canadian GAAP with US GAAP and International Financial Reporting Standards (IFRS). Section 3862 requires companies to provide disclosures in their financial statements that enable users to evaluate a) the significance of financial instruments for their financial position and performance and b) the nature and extent of risks arising from financial instruments to which they are exposed during the period and at the balance sheet date and how they manage those risks. Section 3863 establishes standards for the presentation of financial instruments. It addresses the classification of financial instruments between liability and equity; the classification of related interest, dividends, and losses and gains; and the circumstances in which financial assets and financial liabilities are offset. The adoption of these new standards has not had an effect on the Company’s financial position or on the results of its operations. The Company has applied these new accounting standards prospectively in note 9, Financial Instruments.

Capital Disclosures. Effective January 1, 2008, the Company adopted the new CICA Handbook Section 1535, “Capital Disclosures.” This section establishes standards for disclosing information about a company’s capital and how it is managed in order that a user of the company’s financial statements may evaluate its objectives, policies, and processes for managing capital. The adoption of this new standard has not had an effect on the Company’s financial position or on the results of its operations. The Company has applied this new accounting standard prospectively in note 10, Capital Management.

b)  Recent accounting pronouncements

International Financial Reporting Standards. The CICA has announced that Canadian reporting issuers will need to begin reporting under IFRS, including comparative figures, by the first quarter of 2011. The Company is currently assessing the impact of the differences in accounting standards on its future financial reporting requirements.

2.  Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management's best estimates of the fair values of the acquired assets and liabilities. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The purchase prices of acquisitions may be subject to price adjustment clauses included in the purchase agreements. At each consolidated balance sheet date, these purchase price adjustment clauses are reviewed, which may result in an increase or reduction to the note consideration recorded at acquisition to reflect either more or less non-cash working capital than was originally recorded.

As at September 30, 2008, additional consideration, specified in certain purchase agreements, may be payable based on future performance parameters. This contingent consideration is not determinable and will be recognized as an adjustment to goodwill in the period in which the contingency is resolved.

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation as services are provided by the employees.

Acquisitions in 2008

On January 2, 2008, the Company acquired the shares and business of The Zande Companies, Inc. for cash consideration and notes payable. In addition, US$1.56 million was placed in an escrow account, which is expected to be settled on January 2, 2009, pending the outcome of purchase price adjustment clauses included in the purchase agreement. A corresponding US$1.56 million obligation was recorded at acquisition. Any increase or reduction to this obligation will be recorded as an adjustment to the net assets acquired. The acquisition of this firm strengthened the Company's operations in the midwestern United States and increased the depth of its service offerings to public sector clients in the environment sector. The Zande Companies, Inc. provides services mainly in water and wastewater treatment facility design, environmental management, and transportation, as well as complementary services in planning, landscape architecture, surveying, and land development.

On January 2, 2008, the Company acquired the net assets and business of Rochester Signal, Inc. for cash consideration and notes payable. The addition of this firm supplemented the existing transit-related services offered by the Company. Rochester Signal, Inc. provides signal design and related construction management, installation, and testing services, along with engineering support for the development of all types of rail systems, from main and commuter lines to rapid transit and light rail.

On February 1, 2008, the Company acquired the shares and business of SII Holdings, Inc. (Secor) for cash consideration. In addition, US$5 million was placed in an escrow account, which is expected to be settled on February 1, 2009, pending the outcome of purchase price adjustment clauses included in the purchase agreement. A corresponding US$5 million obligation was recorded at acquisition. Any increase or reduction to this obligation will be recorded as an adjustment to non-cash working capital and/or goodwill. The acquisition of this firm significantly increased the Company’s service offerings in the environment sector. Secor provides expertise in downstream marketing remedial services to the US energy industry, as well as comprehensive environmental remediation services to the manufacturing, chemical, pulp and paper, and transportation industries.

On March 14, 2008, the Company acquired the shares and business of RHL Design Group, Inc. for cash consideration and promissory notes. The acquisition of this firm, headquartered in Petaluma, California, with several offices in the western United States, significantly increased the Company's commercial development services. RHL Design Group, Inc. provides full program implementation and comprehensive design services to commercial clients with regional or national multilocation facilities.

On July 2, 2008, the Company acquired the shares and business of McIntosh Engineering Holdings Corporation for cash consideration and notes payable. The addition of this firm provided the Company with a more visible presence in the mining sector and expanded its operations in Tempe, Arizona, and Sudbury and North Bay, Ontario. McIntosh Engineering Holdings Corporation provides expertise in underground mining engineering.

During the first three quarters of 2008, the Company adjusted the purchase price on the Vollmer Associates LLP; Trico Engineering Consultants, Inc.; Chong Partners Architecture, Inc.; Woodlot Alternatives, Inc.; Neill and Gunter companies;

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Murphy Hilgers Architects Inc.; Fuller, Mossbarger, Scott & May Engineers, Inc.; Secor; and RHL Design Group, Inc. acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital and notes payable.

During the first three quarters of 2008, the purchase price allocations for the Vollmer Associates LLP; Geller DeVellis, Inc.; Trico Engineering Consultants, Inc.; Chong Partners Architecture, Inc.; and Woodlot Alternatives, Inc. acquisitions were finalized. The Company expects to finalize the purchase price allocations for the Neill and Gunter companies, Moore Paterson Architects Inc., Murphy Hilgers Architects Inc., Fuller, Mossbarger, Scott & May Engineers, Inc., The Zande Companies, Inc., and Rochester Signal, Inc. acquisitions during the fourth quarter of 2008; the purchase price allocations for the Secor and RHL Design Group, Inc. acquisitions during the first quarter of 2009; and the purchase price allocation for McIntosh Engineering Holdings Corporation during the second quarter of 2009.

Acquisitions in 2007

On March 9, 2007, the Company acquired the net assets and business of Nicolson Tamaki Architects Inc. for cash consideration and promissory notes. This acquisition supplemented the Company's architecture services in British Columbia, Canada.

On April 2, 2007, the Company acquired the partnership interest and business of Vollmer Associates LLP for cash consideration of US$31,000,000 and promissory notes of US$10,000,000. The promissory notes are subject to purchase price adjustment clauses included in the purchase agreement and may be adjusted to reflect either more or less non-cash working capital realized than was originally expected. The acquisition of this firm, headquartered in New York City, strengthened the Company’s engineering, architecture, planning, landscape architecture, and survey services in the transportation sector in the US East.

On April 2, 2007, the Company acquired the net assets and business of Land Use Consultants, Inc. for cash consideration. This acquisition supplemented the Company’s operations in Portland, Maine, and expanded its planning and landscape architecture services in the northern New England region.

On May 18, 2007, the Company acquired the net assets and business of Geller DeVellis, Inc., a firm based in Boston, Massachusetts, for cash consideration. This acquisition strengthened the Company’s planning, landscape architecture, and civil engineering design capabilities and presence in the New England region.

On August 31, 2007, the Company acquired the shares and business of Trico Engineering Consultants, Inc. for cash consideration and promissory notes. This acquisition strengthened the Company’s civil engineering, surveying, landscape architecture, and planning capabilities in Charleston, South Carolina, and expanded the depth of its services throughout the southeastern United States.

On September 14, 2007, the Company acquired the shares and business of Chong Partners Architecture, Inc. for cash consideration and promissory notes. The acquisition of this firm, headquartered in San Francisco with additional offices in Sacramento and San Diego, enhanced the Company’s architecture presence in the United States, particularly in California, and provided a foundation for further expansion of its American Architecture practice.

During the first three quarters of 2007, the Company adjusted the purchase price on the Dunlop Architects Inc. (2004); CPV Group Architects & Engineers Ltd. (2005); Keen Engineering Co. Ltd. (2005); Carinci Burt Rogers Engineering, Inc. (2006); Dufresne-Henry, Inc. (2006); ACEx Technologies, Inc. (2006); and Vollmer Associates LLP (2007) acquisitions pursuant to price adjustment clauses included in the purchase agreements. These adjustments had no net effect on the purchase price allocations.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for in the first three quarters of each year are as follows:

	2008	2007
(In thousands of Canadian dollars)	$	$

Cash consideration	97,399	42,978
Notes payable	31,177	9,036

Purchase price	128,576	52,014

Assets and liabilities acquired at fair values
Cash acquired	5,799	398
Bank indebtedness assumed	(1,788)	(4,985)
Non-cash working capital	16,766	13,131
Property and equipment	11,274	9,238
Investments	-	71
Goodwill	99,632	32,899
Intangible assets
Client relationships	14,396	1,266
Contract backlog	4,260	259
Other	(1,220)	2,658
Other long-term liabilities	(1,308)	(741)
Long-term debt	(16,105)	(5,450)
Future income taxes	(2,264)	3,270
Capital lease obligations	(866)	-

Net assets acquired	128,576	52,014

Of the goodwill and intangible assets acquired or adjusted in the first three quarters of 2008, $12,009,000 (2007 –$26,792,000) is deductible for income tax purposes.

At the time of acquisition, management estimates the exit costs of consolidating or closing offices occupied by the acquired entity. These costs are accrued in other long-term liabilities or non-cash working capital as part of the purchase price allocation (note 6). Adjustments to the exit liabilities may impact goodwill.

As a result of the acquisitions completed in the first three quarters of 2008, the Company assumed commitments for operating leases of approximately $18,455,000 and for capital leases of approximately $561,000, with lease terms ranging from one to eight years.

As part of the acquisition of McIntosh Engineering Holdings Corporation, the Company acquired a 50% interest in the Hatch McIntosh Alliance joint venture.

3. Goodwill and Intangible Assets

In accordance with its accounting policies, during the third quarter of each year, or more frequently if circumstances indicate that an impairment may occur, the Company conducts an annual goodwill impairment test. Goodwill impairment testing is a two-step process. In the first step, the Company compares the fair value of its reporting units, which is determined on a discounted after-tax cash flow basis, to their carrying value. If the carrying value of the reporting unit exceeds its fair value, goodwill is potentially impaired and step two of the impairment test must be performed. In step two, the Company compares the estimated fair value of the goodwill of its reporting units to their carrying value. If it is concluded that an impairment to

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

goodwill exists, a reduction in the carrying value of the goodwill is recorded on the consolidated balance sheet and recognized as a non-cash impairment charge in income.

The Company completed step one of the goodwill impairment test during the quarter. In performing the goodwill assessment, the Company used current market capitalization, discounted cash flows, and other factors as the best evidence of fair value. The Company determined that goodwill was potentially impaired since the estimated fair value of its US-based reporting units was less than their carrying value. As a result, the Company estimated the step-two goodwill impairment by determining the implied fair value of goodwill in the same manner as if it had acquired the reporting units as of the date of the step-one assessment.

As of the issue date of these financial statements, the second step of the goodwill impairment test is not complete. Management has recorded its best estimate of the probable impairment as of the date of these financial statements as $53 million. Any adjustment to the estimated impairment charge, based on the completion of step two, will be recorded at December 31, 2008.

Due to the inherent uncertainty involved in making these estimates, and the management judgment required in an analysis of goodwill impairment, actual financial results could differ from those estimated. Changes in expected financial results or other underlying assumptions would have a significant impact on either the fair value of the reporting unit or the amount of the goodwill impairment charge.

The goodwill impairment charge is non-cash in nature and does not affect the Company’s liquidity, cash flows from operating activities, or debt covenants and will not have an impact on future operations.

In accordance with its accounting policies, during the quarter the Company completed its annual impairment test of intangible assets to determine if the carrying amount of the assets is fully recoverable. The determination of recoverability is based on an estimate of undiscounted cash flow, and the measurement of impairment loss is based on the amount that the carrying value exceeds the fair value. As part of the impairment test, the Company updated its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets. Based on the results of this review, the Company concluded that intangible assets relating to certain client relationships were not fully recoverable and therefore recorded a non-cash $5.4 million impairment charge to income. The impairment primarily reflected the financial distress experienced by specific clients in relation to The Keith Companies, Inc. acquisition.

4. Other Assets

	September 30	December 31
	2008	2007
(In thousands of Canadian dollars)	$	$

Investments held for self-insured liabilities	32,806	28,913
Investments in associated companies	978	1,187
Investments – other	713	701
Holdbacks on long-term contracts	3,249	2,583
Other	4,534	4,491

	42,280	37,875
Less current portion of investments held for self-insured liabilities	10,703	13,002
	31,577	24,873

Investments held for self-insured liabilities consist of government and corporate bonds as well as equity securities. These investments are classified as available for sale and are stated at fair value as at September 30, 2008. The bonds bear interest at rates ranging from 3.25 to 7.00% per annum. Interest, dividends, and realized gains and losses on these investments are recorded in other income. The term to maturity of the bond portfolio ranges from within one to eight years.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

5. Long-Term Debt

	September 30	December 31
	2008	2007
(In thousands of Canadian dollars)	$	$

Non-interest-bearing note payable	158	147
Other notes payable	69,253	43,872
Bank loan	160,674	52,069
Capital lease obligations	567	-

	230,652	96,088
Less current portion	39,025	21,549

	191,627	74,539

The carrying values of the other notes payable have been calculated using a weighted average effective rate of interest of 5.13% and may be supported by promissory notes where required. The notes are due at various times from 2008 to 2011. The aggregate maturity value of the notes is $69,306,000 (December 31, 2007 – $43,976,000). As at September 30, 2008, $50,528,000 (December 31, 2007 – $24,849,000) of the notes' carrying value was payable in US funds (September 30, 2008 – US$47,480,000; December 31, 2007 – US$25,068,000). The carrying value of the other notes payable approximates their fair value based on interest rates in effect at September 30, 2008.

During the quarter, as provided for in its revolving credit facility agreement, the Company increased the credit facility limit to $300 million from $250 million and extended the maturity date to August 31, 2011, while maintaining the same pricing terms and conditions. The facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers' acceptance rates plus 65, 85, or 125 basis points. As at September 30, 2008, $147,174,000 of the bank loan was payable in US funds (US$138,295,000), and $13,500,000 was payable in Canadian funds. As at December 31, 2007, $49,069,000 of the bank loan was payable in US funds (US$49,500,000), and $3,000,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The Company entered into an interest rate swap agreement that has the effect of converting the variable interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, until September 3, 2010. The average interest rate applicable at September 30, 2008, was 3.96% (December 31, 2007 – 5.51%). The credit facility contains restrictive covenants (note 10). All the assets of the Company are held as collateral under a general security agreement for the bank loan. The interest incurred on long-term debt in Q3 08 was $2,033,000 (Q3 07 – $717,000), with a year-to-date expense of $5,661,000 (Q3 07 – $1,554,000).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At September 30, 2008, the Company had issued and outstanding letters of credit totaling $135,000 (December 31, 2007 – $141,000) payable in Canadian funds and $2,131,000 (US$2,002,000) (December 31, 2007 – $1,321,000, US$1,332,000) payable in US funds that expire at various dates before October 2009. At September 30, 2008, $137,060,000 (December 31, 2007 –$106,469,000) was available in the revolving credit facility for future activities.

As at September 30, 2008, there were no additional letters of credit that were assumed from acquisitions (December 31, 2007 – $475,000, US$479,000). The Company has a US$4 million surety credit facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at September 30, 2008, $147,000 (US$138,000) in bonds had been issued under this credit facility.

As at September 30, 2008, the Company's capital lease obligations included capital leases bearing interest at rates ranging from 1.4 to 9.17%. These capital leases expire at various dates before October 2011.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

6. Other Liabilities

	September 30	December 31
	2008	2007
(In thousands of Canadian dollars)	$	$

Provision for self-insured liabilities	24,422	17,659
Deferred gain on sale leaseback	5,423	5,749
Lease inducement benefits	17,877	16,191
Liabilities on lease exit activities	4,345	4,112
Liability for uncertain tax positions	1,323	1,412
Other	3,309	3,220
	56,699	48,343
Less current portion included in accrued liabilities	6,702	5,434
	49,997	42,909

Provision for self-insured liabilities

	September 30	December 31
	2008	2007
(In thousands of Canadian dollars)	$	$

Provision, beginning of the period	17,659	16,041
Current period provision	8,102	6,153
Payment for claims settlement	(1,709)	(2,822)
Impact of foreign exchange	370	(1,713)

Provision, end of the period	24,422	17,659

Liabilities on lease exit activities

	September 30	December 31
	2008	2007
(In thousands of Canadian dollars)	$	$

Liability, beginning of the period	4,112	2,833
Current period provision:
Established for existing operations	555	989
Resulting from acquisitions	1,460	740
Costs paid or otherwise settled	(1,747)	(1,522)
Adjustments to purchase price allocation	(155)	1,193
Impact of foreign exchange	120	(121)

Liability, end of the period	4,345	4,112

7. Derivative Financial Instruments

As at September 30, 2008, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$73,500,000 at rates ranging from 1.0357 to 1.0692 per US dollar maturing over the next two months. As at September 30, 2007, the Company had entered into foreign currency forward contract arrangements that provided for the sale of US$4,500,000 at rates ranging from 0.9996 to 1.0030 per US dollar maturing over three months. These derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on net operating assets denominated in US dollars. The fair value of these contracts, estimated using market rates as at September 30, 2008, is an

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

unrealized loss of $1,779,000 (2007 – unrealized gain of $27,000). The unrealized gains or losses relating to these derivative financial instruments were recorded in income as foreign exchange gains or losses and in the balance sheet as other assets or other liabilities.

During the quarter, the Company entered into a US$100 million interest rate swap agreement maturing on September 3, 2010. This swap agreement has the effect of converting the variable interest rate on US$100 million of our revolving credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread. The fair value of the interest rate swap, estimated using market rates at September 30, 2008, is an unrealized loss, net of tax, of $42,000. The Company has designated the swap as a cash flow hedge against its revolving credit facility; therefore, the unrealized gains or losses relating to this derivative financial instrument are recorded in other comprehensive income and in the balance sheet as other assets or other liabilities. In the event that the hedging relationship is no longer effective or ceases to exist, the gains or losses will be recorded in income. The hedging relationship was effective throughout the third quarter of 2008.

8. Share Capital

During Q3 08, 41,300 common shares (Q3 07 – nil) were repurchased for cancellation pursuant to the Company's ongoing normal course issuer bid at a cost of $1,025,000. Of this amount, $197,000 and $8,000 reduced share capital and contributed surplus accounts, respectively, with $820,000 being charged to retained earnings.

During the first three quarters of 2008, 222,000 common shares (2007 – nil) were repurchased for cancellation pursuant to the Company's ongoing normal course issuer bid at a cost of $6,364,000. Of this amount, $1,065,000 and $34,000 reduced share capital and contributed surplus accounts, respectively, with $5,265,000 being charged to retained earnings.

During Q3 08, the Company recognized a stock-based compensation expense of $1,287,000 (Q3 07 – $578,000) in administrative and marketing expenses. Of the amount expensed, $1,263,000 related to the fair value of options granted, and $24,000 related to deferred share unit compensation. Of the amount expensed during Q3 07, $526,000 related to the fair value of options granted, $18,000 related to the restricted shares issued on The Keith Companies, Inc. acquisition, and $34,000 related to deferred share unit compensation.

During the first three quarters of 2008, the Company recognized a stock-based compensation expense of $3,050,000 (Q3 07 – $2,255,000) in administrative and marketing expenses. Of the amount expensed, $3,226,000 related to the fair value of options granted, and $111,000 related to the restricted shares issued on The Keith Companies, Inc. acquisition, offset by a $287,000 reduction in deferred share unit compensation. Of the amount expensed during Q3 07, $1,240,000 related to the fair value of options granted, $110,000 related to the restricted shares issued on The Keith Companies, Inc. acquisition, and $905,000 related to deferred share unit compensation.

The fair value of options granted was reflected through contributed surplus, the deferred share unit compensation was reflected through accrued liabilities, and the restricted shares were reflected through deferred stock compensation. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital. Upon the vesting of restricted shares, a portion of contributed surplus is credited to share capital.

Share options

During Q3 08, the Board of Directors granted 480,000 options to officers and employees of the Company. These options were granted at an exercise price of $29.40 per share. The options vest evenly over a three-year period and have a contractual life of seven years.

During Q3 07, the Board of Directors granted 467,500 options to officers and employees of the Company. These options were granted at an exercise price of $30.61 per share. The options vest evenly over a three-year period and have a contractual life of seven years.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

	As at September 30
	2008		2007
		Weighted		Weighted
	Share	Average	Share	Average
	Options	Exercise Price	Options	Exercise Price
	#	$	#	$

Share options, beginning of the period	1,751,022	18.32	1,702,784	11.92
Granted	480,000	29.40	467,500	30.61
Exercised	(89,860)	12.40	(378,934)	4.68
Forfeited	(42,334)	23.76	(29,664)	18.57
Cancelled	(2,000)	20.42	-	-

Share options, end of the period	2,096,828	21.00	1,761,686	18.32

At September 30, 2008, 1,181,486 (September 30, 2007 – 848,857) share options were exercisable at a weighted average price of $15.20 (September 30, 2007 – $11.80).

At September 30, 2008, 932,500 options were antidilutive and therefore were not considered in computing diluted earnings per share.

The weighted average assumptions used in the Black-Scholes options pricing model for the options granted at market during the quarter were as follows:

Risk-free interest rate (%)	3.09
Expected hold period to exercise (years)	5.5
Volatility in the price of the Company's shares (%)	29.6
Weighted average fair value per option ($)	9.82

Deferred share units

Deferred share units are paid, in the form of cash, to the outside directors of the Company upon death or retirement. These units are valued at the market price of the Company's common shares on the last trading day of the month of death or retirement and are recorded at fair value based on the current market price of the Company's shares. As at September 30, 2008, 56,000 units were outstanding (Q3 07 – 51,200).

9. Financial Instruments

The Company classifies its financial instruments as follows:

•
Cash and cash equivalents and cash held in escrow are classified as financial assets held for trading and are recorded at fair value, with realized and unrealized gains and losses reported in net income.

•
Accounts receivable net of allowance for doubtful accounts are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with realized gains and losses reported in net income.

•
Investments held for self-insured liabilities are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in net income.

•
Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities and are accounted for at amortized cost, with realized gains and losses reported in net income.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

•
Derivative other assets and liabilities are classified as held for trading and are accounted for at fair value, with realized and unrealized gains and losses reported in net income unless the derivative qualifies and is designated as an effective cash flow hedge, in which case, unrealized gains and losses are recorded in other comprehensive income.

Fair Value

The fair value of a financial instrument on initial recognition is normally the transaction price, which is the value of the consideration given or received. Transaction costs on financial instruments are expensed when incurred. Purchases and sales of financial assets are accounted for at trade dates. Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. The fair values of cash and cash equivalents, cash held in escrow, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amount of bank loans approximates its fair value because the applicable interest rate is based on variable reference rates. The carrying values of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the interim consolidated financial statements.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, derivative financial instruments, investments held for self-insured liabilities, and accounts receivable.

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the investment portfolio.

The Company maintains an allowance for estimated credit losses on accounts receivable. The estimate is based on the best assessment of the collectibility of the related receivable balance based, in part, on the age of the outstanding accounts receivable and on its historical collection and loss experience.

The risk associated with accounts receivable is mitigated by providing services to diverse clients in various industries and sectors of the economy. The Company’s credit risk is not concentrated in any particular client, industry, economic, or geographic sector. In addition, management reviews accounts receivable past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors accounts receivable to an internal target of days of revenue in accounts receivable (a non-GAAP measure). At September 30, 2008, there were 66 days of revenue in accounts receivable (Q4 07 – 72 days). The maximum amount of credit risk exposure is limited to the carrying amount of the balances in the financial statements.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s liquidity needs can be met through a variety of sources, including cash generated from operations, long- and short-term borrowings from the $300 million credit facility, and the issuance of common shares. The Company believes that internally generated cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover its normal operating and capital expenditures as well as currently anticipated acquisition activity in 2008.

Liquidity risk is managed according to the Company’s internal guideline of maintaining a debt to equity ratio of less than 0.5 to 1. The Company does not invest in any asset-backed commercial paper (ABCP) and, therefore, does not consider itself to be exposed to current uncertainties in the ABCP marketplace.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its credit facilities are based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities contain fixed-rate government and corporate bonds. The Company minimizes its exposure to floating rates of interest, when appropriate, by entering into interest rate swap agreements (note 7).

If the interest rate on the Company's loan balance at September 30, 2008, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $55,000 for the quarter and by $160,000 year to date. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income. This analysis excludes US$100 million of the revolving credit facility due to the interest rate swap agreement entered into during the quarter.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars (note 7).

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries and are recorded as currency translation adjustments in other comprehensive income. The Company does not hedge for this foreign exchange risk.

10. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures as well as acquisition growth while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders' equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to equity ratio below 0.5 to 1
•	Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The targets for 2008 remained unchanged from 2007.

Net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity. The Company's net debt to equity ratio was 0.45 to 1 at September 30, 2008 (December 31, 2007 – 0.19 to 1). Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-GAAP measure, is calculated as net income for the last four quarters, divided by average shareholders' equity over each of these quarters. The Company's ROE was 6.1% for the four quarters ended September 30, 2008, (December

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

31, 2007 – 16.4%). The Company's ROE was below target because of the goodwill and intangible assets impairment charge recorded in Q3 08.

The Company is subject to restrictive covenants related to its $300 million revolving credit facility that are measured on a quarterly basis. These covenants include, but are not limited to, debt to earnings ratio and earnings to debt service ratio. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under this agreement as at and throughout the quarter ended September 30, 2008.

11. Accumulated Other Comprehensive Loss

				Realized
		Unrealized	Unrealized	(Gains)
		Gains	Gains	Losses
	Currency	(Losses) on	(Losses) on	Transferred
	Translation	Cash Flow	Financial	to Net
	Adjustments	Hedge	Assets	Income	Total
(In thousands of Canadian dollars)	$	$	$	$	$

Balance, December 31, 2006	(24,844)	-	481	-	(24,363)
Current period activity	(46,034)	-	1,050	(247)	(45,231)
Income tax effect	-	-	(26)	6	(20)

Balance, September 30, 2007	(70,878)	-	1,505	(241)	(69,614)

Balance, December 31, 2007	(70,513)	-	1,730	(245)	(69,028)
Current period activity	16,398	(60)	(2,180)	(167)	13,991
Income tax effect	-	18	38	3	59

Balance, September 30, 2008	(54,115)	(42)	(412)	(409)	(54,978)

The foreign currency translation adjustments represent the unrealized gain or loss on the Company's net investment in self-sustaining US-based operations. The change in the currency translation adjustments during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Consolidated balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.0642 (December 31, 2007 – 0.9913).

12. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision makers in allocating resources and assessing performance. The chief operating decision makers are the chief executive officer and the chief operating officer of the Company, and the Company's operating segments are based on its regional geographic areas.

The Company has three operating segments, which are aggregated into the Consulting Services reportable segment.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Geographic information	Property and Equipment,
	Goodwill, Intangible Assets
	September 30, 2008	December 31, 2007
(In thousands of Canadian dollars)	$	$

Canada	180,003	154,404
United States	357,480	298,470
International	512	492

	537,995	453,366

Geographic information	Gross Revenue
	For the quarter ended		For the three quarters ended
	September 30		September 30
	2008	2007	2008	2007
(In thousands of Canadian dollars)	$	$	$	$

Canada	162,752	130,374	482,523	385,167
United States	175,360	103,034	485,574	305,010
International	9,449	1,973	14,594	6,164

	347,561	235,381	982,691	696,341

Gross revenue is attributed to countries based on the location of the project.

Practice area information		Gross Revenue
	For the quarter ended		For the three quarters ended
	September 30		September 30
	2008	2007	2008	2007
(In thousands of Canadian dollars)	$	$	$	$

Consulting Services
Buildings	68,611	49,190	206,940	151,284
Environment	101,363	42,992	274,116	131,691
Industrial	67,394	32,225	171,825	93,680
Transportation	43,211	38,649	123,045	102,950
Urban Land	66,982	72,325	206,765	216,736

	347,561	235,381	982,691	696,341

13. Employee Future Benefits

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions made subject to maximum limits per employee. The Company accounts for such defined contributions as an expense in the period in which the contributions are made. The expense recorded in Q3 08 was $4,878,000 (Q3 07 – $3,698,000), with a year-to-date expense of $14,310,000 (2007 – $10,460,000).

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

14.  Investment Tax Credits

Investment tax credits arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In Q3 08, no investment tax credits (Q3 07 – nil) were recorded as a reduction of administrative and marketing expenses, with a year-to-date credit of $540,000 (2007 – $382,000).

15. Cash Flows From Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:
	For the quarter ended		For the three quarters ended
	September 30		September 30
	2008	2007	2008	2007
(in thousands of Canadian dollars)	$	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	(30,017)	17,475	9,025	50,330
Add (deduct) items not affecting cash:
Depreciation of property and equipment	6,454	4,797	18,657	13,125
Amortization of intangible assets	2,924	800	8,143	2,558
Impairment of goodwill and intangible assets	58,369	-	58,369	-
Future income taxes	(5,780)	(2,898)	(6,684)	(2,070)
Gain on dispositions of investments and
property and equipment	(157)	(323)	(569)	(854)
Stock-based compensation expense	1,287	578	3,050	2,255
Provision for self-insured liability	2,742	1,968	8,102	5,769
Share of (income) loss from associated companies	(83)	(93)	77	(187)
Other non-cash items	(2,784)	(434)	(2,787)	(1,423)
Dividends from equity investments	-	200	150	450

	32,955	22,070	95,533	69,953

Change in non-cash working capital accounts:
Accounts receivable	12,439	(14,639)	(4,675)	(10,096)
Costs and estimated earnings in excess of
billings	2,400	3,956	(6,258)	(23,874)
Prepaid expenses	(256)	364	2,753	1,656
Accounts payable and accrued liabilities	(6,359)	(535)	(31,966)	(10,761)
Billings in excess of costs and estimated
earnings	3,632	1,289	3,337	7,180
Income taxes payable/recoverable	9,795	5,794	(2,846)	1,852

	21,651	(3,771)	(39,655)	(34,043)

Cash flows from operating activities	54,606	18,299	55,878	35,910

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Shareholder Information
Transfer Agent
Computershare Trust Company of  Canada
Calgary, Alberta

Auditors
Ernst & Young LLP  Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank  of  Commerce

Securities Exchange Listing
Stantec shares are traded
on the Toronto Stock Exchange
and on the New York Stock Exchange
under the symbol STN.

Investor Relations
Stantec Inc.
10160 - 112 Street
Edmonton AB
Canada T5K 2L6
Tel: (780) 917-7000
Fax: (780) 917-7330
ir@stantec.com